UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Jones, Jr., Richard D.
   3710 Rawlins
   Suite 1600
   Dallas, TX  75219
   USA
2. Issuer Name and Ticker or Trading Symbol
   Centex Construction Products, Inc.
   CXP
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   05/31/97
5. If Amendment, Date of Original (Month/Year)
   06/06/97
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock, par value $0.|5/14/9|M(1)| |15,480            |A  |$12.00     |                   |      |                           |
01 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|5/14/9|S(1)| |15,480            |D  |$19.50     |                   |      |                           |
01 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|5/14/9|M(1)| |23,220            |A  |$12.00     |                   |      |                           |
01 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|5/14/9|S(1)| |23,220            |D  |$19.50     |                   |      |                           |
01 per share               |7     |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $0.|5/12/9|S(1)| |9,600             |D  |$18.875    |7,200              |D     |                           |
01 per share               |7     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |1,867(2)           |I     |CCP Profit Sharing & Retire|
                           |      |    | |                  |   |           |                   |      |ment Plan                  |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Option Right to Buy   |$12.00  |5/14/|M(1)| |15,480     |D  |____(|6/03/|Common Stock|15,480 |       |24,520(4)   |D  |            |
                      |        |97   |    | |           |   |3)   |2004 |            |       |       |            |   |            |
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Option Right to Buy   |$12.00  |5/14/|M(1)| |23,220     |D  |____(|6/03/|Common Stock|23,200 |       |36,780(6)   |D  |            |
                      |        |97   |    | |           |   |5)   |2004 |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) This exercise and/or sale was made pursuant to and in reliance upon the exemption contained in Rule 16b-3.
(2) Number of shares owned as of June 3, 1997 by Trustee of Centex Construction Products, Inc. Profit Sharing and
Retirement Plan based on most recent plan information available to reporting person. Number of shares has been rounded to the nearest whole number.
(3) Shares vest based upon achievement of certain levels of operating earnings and return on average net assets.
Any unvested options automatically vest after nine years and five months. Options expire on the tenth anniversary of the grant.
(4) Of such shares, 6,760 are not currently exercisable.
(5) Shares vest based upon achievement of certain levels of operating earnings and return on average net assets.
Any unvested options automatically vest after nine years and five months. Options expire on the tenth anniversary of the grant.
(6) Of such shares, 10,140 are not currently exercisable.
SIGNATURE OF REPORTING PERSON
\s\ Richard D. Jones, Jr.
DATE
June 10, 1997